P.E. 2/1/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2001

INNOVA, S. DE R.L. de C.V.
(Translation of registrant's name into English)

Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. DE R.L. de C.V.
(Registrant)

Dated: February 21, 2002

By ______________________
Name: Luis Maldonado
~~Title:~~

INNOVA, S. de R. L. de C.V.
Fourth Quarter of 2001

Financial results continue to improve. EBITDA increased to Ps. 212.6 million in the fourth quarter of 2001 and to Ps. 744.6 million for the twelve months ended December 31, 2001 from Ps. 64.2 million and Ps. 215.4 million loss during the same periods of last year respectively

México, D.F., February 15, 2002.

Innova, S. de R.L. de C.V., the pay-TV market leader in Mexico, providing direct-to-home (DTH) satellite television services under the SKY brand name, announced its unaudited consolidated results for the fourth quarter and twelve months ended December 31, 2001. Innova continues to lead the Mexican DTH industry under highly competitive market conditions, with approximately 74% market share as measured by the number of gross active subscribers at December 31, 2001.

Operational highlights

- Gross active subscribers increased 17.3% to 692,000 as of December 31, 2001 from 590,000 at the end of the prior year.
- Programming content continued to be enhanced. Sky added more channels and continued to broadcast exclusive special events.
- Net revenues increased 31.1% to Ps. 3,102.0 million for the twelve months ended December 31, 2001 from Ps. 2,366.9 million for the prior year.
- EBITDA for the twelve months ended December 31, 2001 increased Ps. 960.0 million to Ps. 744.6 million from a loss of Ps. 215.4 million for the twelve months ended December 31, 2000.

Growth of the subscriber base

During the quarter ended December 31, 2001, Innova added approximately 5,000 net new customers to its gross active subscriber base under highly competitive market conditions and the economic slowdown. Gross active subscribers increased 0.7% from 687,000 as of September 30, 2001 to approximately 692,000 as of December 31, 2001. The gross active subscriber base as of December 31, 2001 represents a 17.3% increase, or a net gain of approximately 102,000 gross active subscribers, since December 31, 2000. Net subscriber additions during the fourth quarter were lower as compared with previous quarters due primarily to the slowdown of the Mexican economy and the cancellation of subscribers to whom the Company was not able to deliver a new smart card during the smart card changeover process.

The process of re-pointing subscriber antennas to the new PAS 9 satellite continues and is expected to continue into the first quarter of 2002. The Company negotiated an extension of its existing transponder service agreement with SATMEX for the Solidaridad 2 satellite from January 1st to March 31, 2002. The extension of the service agreement should enable Innova to re-point the antennas of those subscribers that the Company is able to locate without interrupting service. During the first quarter of 2002, these subscribers should continue to receive Sky's programming.

As of January 28, 2002, approximately 34,000 subscribers had not yet had their antennas re-pointed to the PAS 9 satellite, in part as a result of difficulties locating some subscribers' addresses, primarily those in remote places. Innova plans to cancel those subscribers who are not re-pointed and are not paying for the Company's services by March 31, 2002. These cancellations should occur between the end of the first quarter and the beginning of the second quarter of 2002. Approximately 80% of the subscribers yet to be re-pointed are currently paying for the services that the Company provides, so Innova does not expect to cancel all of those it has not yet located to re-point.

Innova could experience lower subscriber growth rates in the quarters ahead as compared with previous quarters as a result of a continued slowdown of the Mexican economy and the resultant loss of customer purchasing power, as well as the loss of customers that are not able to receive the Sky signal from the PAS 9 satellite.

Programming

During the fourth quarter, Sky continued to enhance its programming content and the services to its subscribers. The Company added more channels and broadcast certain soccer games and special events on an exclusive basis, including the 2001-2002 bullfighting seasons.

Price and promotions

The Company continues to focus on acquiring good quality subscribers. Innova's current installation fee is Ps. 1,298; however, subscribers who agree to pay the monthly programming fee via direct debit to a credit card pay Ps. 599. Approximately 51% of the new subscribers added during the fourth quarter of 2001 elected to pay with automatic debit to a credit card. During the twelve months ended December 31, 2001, the number of subscribers that pay via automatic debit to a credit card increased approximately 92%, from 111,400 to 214,000. Monthly programming payments received via automatic debit to a credit card increased to 32.5% in the fourth quarter from 31%, 28% and 22% in the third, second and first quarters of 2001, respectively.

Significant events

At the end of December of 2001, the Mexican Congress approved a new tax on telecommunication services, including pay-TV. The tax rate is 10% on the revenues resulting from the services that companies provide to their subscribers. The effective date for the application of the new tax is January 1st, 2002. This new tax is in addition to the 15% VAT and the 3.5% paid to the Ministry of Communications and Transportation for Innova's concession.

In order to minimize the negative impact of the new tax on Innova's revenues, the Company increased its prices during January 2002 and took other actions, including personnel lay-offs, and the reduction of expenses and capital expenditures. The Company is analyzing other actions that it might take as a result of the new such tax.

Financial review

Net revenues for the three months and the twelve months ended December 31, 2001 increased by Ps. 151.1 million or 23% and Ps. 735.1 million or 31.1% respectively as compared to the same periods of 2000. This increase is primarily due to the growth of the subscriber base and additional revenues from the Skyview magazine.

Operating expenses for the three months and the twelve months ended December 31, 2001 decreased by Ps. 34.9 million, or 9%, and Ps. 75.3 million, or 6%, respectively, as compared to the same periods of 2000. Other operating expenses were substantially reduced since the provision for re-positioning subscribers' receiver dishes and the cost associated with the substitution of smart cards were expensed in fiscal year 2000.

Fourth quarter operating expenses include an increase in the reserve for costs, such as the write-off of accounts receivable and equipment, that the Company may incur in connection with the cancellation of subscribers whose antennas could not be re-pointed to the PAS 9 satellite during the first quarter of 2002. The reserve for these extraordinary charges amounted to approximately Ps. 20.0 million.

EBITDA of Ps. 212.6 million for the fourth quarter and Ps. 744.6 million for the twelve months ended December 31, 2001 improved by Ps. 148.4 million and Ps. 960.0 million respectively, as compared to Ps. 64.2 million and a negative EBITDA Ps. (215.4) million for the same periods of 2000.

For comparison purposes, all figures have been restated to constant pesos of purchasing power as of December 31, 2001.

Financial Highlights
Three months and year ended December 31, 2000 and 2001
Million of Mexican Pesos of purchasing power as of December 31, 2001

	October - December				January - December			
	2000	2001	Var	%	2000	2001	Var	%
Net Revenues	657	809	152	*23*	2,367	3,102	735	*31*
Cost of Sales	210	248	38	*18*	1,223	1,073	(150)	*(12)*
Gross Profit	447	561	114	*25*	1,144	2,029	885	*77*
Operating Expenses	383	348	(35)	*(9)*	1,359	1,284	(75)	*(6)*
EBITDA (Negative)	64	213	149		(215)	745	960	
%	*10*	*26*			*(9)*	*24*		

The Company also received an additional aggregate US$24.4 million of long-term loans from its shareholders during the fourth quarter of 2001, pro-rata to their respective equity interests in the Company. These shareholder loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature 10 years from the date on which the funds were received. From the Company's inception through December 31, 2001, Innova's shareholders have contributed an aggregate of US$429.4 million to the Company, including US$149.0 million in the form of equity and US$280.4 million in the form of long-term loans.

Unaudited financial information as of December 31, 2001 is attached. Financial information has been restated to constant pesos of purchasing power as of December 31, 2001 as required by Bulletin B-10 of Mexican GAAP.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., The News Corporation Limited, a South Australia corporation, and Liberty Media International Inc., a Delaware corporation (formerly known as Tele-Communications International, Inc.).

Televisa is the leading television broadcaster in Mexico that produces and owns the largest library of Spanish-language television programming in the world. News Corporation is a diversified international communications company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin that include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of on-line programming. Liberty Media International owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS (Unaudited)

For the fourth quarter and the twelve months ended December 31, 2001

Statements prepared under Mexican GAAP

(Thousands of Mexican Pesos in purchasing power as of December 31, 2001)

	4th. Qtr.	YTD
Net revenues	Ps. 808,524	Ps. 3,102,034
Cost of services and sales	247,601	1,073,343
Gross profit	560,923	2,028,691
Operating expenses		
Administrative	122,417	412,590
Selling	214,613	817,256
Other	11,247	54,248
	348,277	1,284,094
EBITDA	212,646	744,597
Depreciation and amortization	244,174	897,195
Operating loss - EBIT	(31,528)	(152,598)
Integral result of financing		
Interest expense	210,170	855,762
Financial expenses	35,793	99,663
Interest income	3,818	(12,360)
Foreign exchange gains - net	(272,120)	(350,468)
Gain from monetary position	(170,850)	(414,456)
	(193,189)	178,141
Special Items	1,754	12,844
Income (loss) before taxes	159,907	(343,583)
Income and assets taxes	43,703	43,787
Minority interest	1	(5)
Net Income (loss)	Ps. 116,203	Ps. (387,365)

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001 (Unaudited)

Statements prepared under Mexican GAAP

(Thousands of Mexican Pesos in purchasing power as of December 31, 2001)

ASSETS		
Cash and cash equivalents	**Ps.**	42,744
Trade and accounts receivable		125,655
Value added tax credit		8,857
Spare Parts		7,986
Prepaid expenses and other		49,690
Total current assets		**234,932**
Property and equipment - net		**1,839,116**
Pas - 9 Satellite		**1,149,906**
Other non-current assets - net		**211,838**
TOTAL ASSETS	**Ps.**	**3,435,792**
LIABILITIES		
Trade accounts payable and accruals	**Ps.**	341,915
PanAmSat Pas-9		41,705
Due to affiliated companies and other related parties		194,142
Accrued interest		110,781
Accrued taxes		72,855
Deferred income - Pre-billed and pre-collected services		102,565
Total current liabilities		**863,963**
Senior Exchange Notes due 2007		3,441,750
Long-term loans from Stockholders		2,573,511
Long-term interest on Stockholders loans		327,859
Seniority premiums		689
PanAmSat Pas-9		1,243,326
Total non-current liabilities		**7,587,135**
TOTAL LIABILITIES		**8,451,098**
STOCKHOLDERS' DEFICIT		
Capital stock		1,810,000
Accumulated loss		(6,253,026)
Loss for the period		(387,365)
Deficit from restatement		(184,915)
		(5,015,306)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**Ps.**	**3,435,792**